BNY: PO BOX 505006, Louisville, KY 40233-5006

Your vote matters!

Have your ballot ready and please use one of the methods below for **easy voting:**

Your control number

Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

Foresight Autonomous Holdings Ltd.

Annual General Meeting of Shareholders

For Shareholders of record as of November 24, 2025

Monday, December 29, 2025 3:00 PM, Israel Time

Mail:

- Mark, sign and date your Proxy Card
- Fold and return your Proxy Card in the postage-paid envelope provided

YOUR VOTE IS IMPORTANT!
PLEASE VOTE BY: 12:00 p.m. E.T. on December 22, 2025.

Foresight Autonomous Holdings Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. E.T. on December 22, 2025)

The undersigned hereby constitutes and appoints Mr. Haim Siboni, the Chief Executive Officer of Foresight Autonomous Holdings Ltd. (the "**Company**"), and Mr. Eli Yoresh, the Company's Chief Financial Officer of Foresight Autonomous Holdings Ltd. (the "**Company**") and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the Ordinary Shares of the Company held of record in the name of the undersigned at the close of business on **November 24, 2025** at the **Annual General Shareholders Meeting** of the Company (the "**Meeting**"), to be held on **December 29, 2025** at **3:00 p.m. (Israel time)**, at our offices at 7 Golda Meir St., Ness Ziona, Israel, and at any and all adjournments or postponements thereof, on the matters listed on the reverse side, which are more fully described in the Notice of Annual General Shareholders Meeting (the "**Notice**") and Proxy Statement (the "**Proxy Statement**") relating to the Meeting. The undersigned acknowledges the availability to him, her or it of the Notice and Proxy Statement relating to the Meeting.

NOTES:
1. Please direct the Depositary how to vote by placing an "X" in the appropriate box opposite each agenda item on the reverse side.
2. Any and all proxies heretofore given by the undersigned are hereby revoked.

https://www.sec.gov/Archives/edgar/data/1691221/000149315225024612/ex99-1.htm

PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE

Foresight Autonomous Holdings Ltd. Annual General Meeting of Shareholders

Please make your marks like this: ☒

	PROPOSAL	FOR	AGAINST	ABSTAIN
1.	To reappoint Deloitte Israel as the Company's independent auditor for the year ending December 31, 2025, and until the next annual general meeting of the Company's shareholders, and to authorize the Company's Board of Directors to determine their remuneration.	☐	☐	☐
2.	To adopt the following resolutions:			
2.1.	To reappoint Mr. Haim Siboni as a member of the Company's Board of Directors, until the next annual general meeting of the Company's shareholders.	☐	☐	☐
2.2.	To reappoint Ms. Vered Raz-Avayo as a member of the Company's Board of Directors, until the next annual general meeting of the Company's shareholders.	☐	☐	☐
2.3.	To reappoint Mr. Ehud Aharoni as member of the Company's Board of Directors, until the next annual general meeting of the Company's shareholders	☐	☐	☐
2.4.	To reappoint Mr. Moshe Scherf as member of the Company's Board of Directors, until the next annual general meeting of the Company's shareholders.	☐	☐	☐

Authorized Signatures - Must be completed for your instructions to be executed.
Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

Signature (and Title if applicable)   Date   Signature (if held jointly)   Date